UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inter Parfums, Inc.

File No. 000-16469- CF#23310

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Inter Parfums, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 11, 2009.

Based on representations by Inter Parfums, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.135	through September 30, 2017
Exhibit 10.135.1	through September 30, 2017
Exhibit 10.136	through September 30, 2017
Exhibit 10.136.1	through September 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel